UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Hudbay Minerals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

443628102

(CUSIP Number)

KANWALJIT TOOR

199 Bay Street, Suite 5050

Toronto, Ontario M5L 1E2

+1 416 504 3508

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,187,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,187,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,187,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Precious Metals Fund II Cayman, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,187,586
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,187,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,187,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Mining Parallel Fund Offshore GP Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,187,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,187,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,187,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,187,586
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,187,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,187,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management Cayman Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,187,586
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,187,586
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,187,586
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Waterton Global Resource Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,375,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,375,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,375,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Cheryl Brandon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,375,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,375,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,375,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Isser Elishis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,375,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,375,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,375,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Kalman Schoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,375,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,375,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,375,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Kanwaljit Toor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,375,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,375,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,375,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 443628102

1	NAME OF REPORTING PERSON

Richard J. Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,375,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,375,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,375,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 443628102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common shares, no par value (the “Shares”), of Hudbay Minerals Inc., a Canada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Canada.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Waterton Mining Parallel Fund Offshore Master, LP, a limited partnership organized under the laws of the Cayman Islands (“Waterton Mining LP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Waterton Precious Metals Fund II Cayman, LP, a limited partnership organized under the laws of the Cayman Islands (“Waterton Fund II”), with respect to the Shares directly and beneficially owned by it;
(iii)	Waterton Mining Parallel Fund Offshore GP Corp., a corporation organized under the laws of the Cayman Islands (“Waterton Mining GP”), as the general partner of Waterton Mining LP;
(iv)	Waterton Global Resource Management, LP, a limited partnership organized under the laws of the Cayman Islands (“WGRM LP”), as the general partner of Waterton Fund II;
(v)	Waterton Global Resource Management Cayman Corp., a corporation organized under the laws of the Cayman Islands (“WGRM Corp.”), as the general partner of WGRM LP;
(vi)	Waterton Global Resource Management, Inc., a corporation organized under the laws of Ontario, Canada (“WGRM Inc.”), as the investment adviser of Waterton Mining LP and Waterton Fund II;
(vii)	Cheryl Brandon, as a senior executive of WGRM Inc.;
(viii)	Isser Elishis, as a senior executive of WGRM Inc.;
(ix)	Kalman Schoor, as a senior executive of WGRM Inc.;
(x)	Kanwaljit Toor, as a senior executive of WGRM Inc.; and
(xi)	Richard J. Wells, as a senior executive of WGRM Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

13

CUSIP NO. 443628102

(b)       The principal business address of the Reporting Persons is Commerce Court West, 199 Bay Street, Suite 5050, Toronto, Ontario M5L 1E2 Canada. The officers and directors of Waterton Mining GP, WGRM Corp. and WGRM Inc. and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Waterton Mining LP is committing capital to facilitate investments in precious and base metal assets through structured loans, joint ventures, majority and minority equity interests and other investments. The principal business of Waterton Fund II is committing capital to facilitate investments in precious and base metal assets through structured loans, joint ventures, majority and minority equity interests and other investments. The principal business of Waterton Mining GP is performing the functions of, and serving as, the general partner of Waterton Mining LP. The principal business of WGRM LP is performing the functions of, and serving as, the general partner of Waterton Fund II. The principal business of WGRM Corp. is performing the functions of, and serving as, the general partner of WGRM LP. The principal business of WGRM Inc. is serving as an investment adviser to the funds under its management. The principal occupation of each of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon is serving as a senior executive of WGRM Inc.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Toor and Wells and Ms. Brandon are citizens of Canada. Messrs. Schoor and Elishis are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Waterton Mining LP and Waterton Fund II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 9,187,584 Shares beneficially owned by Waterton Mining LP is approximately C$57,590,334, excluding brokerage commissions. The aggregate purchase price of the 9,187,586 Shares beneficially owned by Waterton Fund II is approximately C$57,590,347, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

14

CUSIP NO. 443628102

Prior to the Bloomberg story on October 4, 2018 (the "Bloomberg Article") reporting that the Issuer was in discussions to acquire Mantos Copper S.A. ("Mantos"), a producing Chilean miner, for as much as C$1 billion, WGRM Inc. and certain of its affiliates (collectively, “Waterton”) had been actively engaging with management of the Issuer to obtain updates as to its operations and possible explanations for its significant market underperformance. During the course of those discussions, Waterton was advised by management that the Issuer had no plans to undertake material acquisitions, and, specifically in respect of producing assets, that the Issuer had looked at all copper producing mines with none of them making sense for the Issuer.

In light of the disappointing and seemingly contradictory news reported in the Bloomberg Article, Waterton sought reassurance from the Board of Directors (the “Board”) that the Issuer would not be proceeding with any material M&A transactions. Waterton did not receive any such reassurance and the Issuer's late afternoon press release on October 4, 2018 commenting on the Bloomberg Article made it appear all the more likely that the Issuer could be in the late stages of a material transaction.

Given the gravity of the circumstances and potential imminent material erosion of shareholder value owing to any pro forma transaction, Waterton delivered a public letter to the Board on October 5, 2018 (the “Letter”). In the Letter, Waterton expressed its strong opposition to the Issuer acquiring Mantos or engaging in any material acquisitions at this time and described its rationale for why a material acquisition transaction would likely erode shareholder value and further outlined support for its position from a significant portion of the shareholder base. The Letter also again called on the Issuer to provide reassurance that it would not be proceeding with any material acquisitions or transactions and stated Waterton's belief that a failure to commit to such an acquisition moratorium may violate the Board's fiduciary duties and would be contrary to the expectations of the Issuer's shareholders.  Waterton reserved its rights to take any and all actions that it may deem warranted in order to ensure the best interests of shareholders are paramount in the boardroom.  Following the delivery of the Letter, the Issuer failed to confirm publicly or to Waterton that the Board would commit to an acquisition moratorium despite the significant concerns that had been voiced by its shareholders.

On October 16, 2018, representatives of Waterton had a telephone conversation with Alan Hibben, the Chairman of the Board and the Chair of the Issuer's Corporate Governance and Nominating Committee.

On the call, Waterton articulated two requests of the Issuer.  First, Waterton requested that the Issuer immediately issue a clarifying statement to its shareholders confirming that it is not currently pursuing, and has no plans to pursue in the near term, the Mantos transaction in any form or any other acquisition, joint venture or similar transaction (an “Imminent Transaction”); alternatively, Waterton requested that, if the Issuer for any reason cannot provide the foregoing comfort in the form of an acquisition moratorium, the Issuer publicly commit to putting any Imminent Transaction before its shareholders for a vote prior to consummating any such transaction.  Second, Waterton requested a meeting with Mr. Hibben and other members of the Board to discuss the current composition of the Board and how it can be refreshed to add additional skills that Waterton believes are required at this critical time, particularly given the Issuer's recent material market underperformance.

Mr.  Hibben communicated to Waterton on October 16, 2018 that the Board was not willing to issue any clarifying statements relating to Imminent Transactions.  Waterton has serious concerns that the Issuer may be seeking to consummate an Imminent Transaction despite the opposition that has been communicated to the Board by Waterton and other shareholders.  In light of the foregoing, Waterton  has been left with little choice but to once again publicly urge the Board to refrain from pursuing any Imminent Transactions or, at the very least, to publicly commit to holding a shareholder vote in respect of any Imminent Transaction.  Given the Issuer’s recent underperformance under the watch of the current Board, at this stage, it is only appropriate that the shareholders, as the true owners of the Issuer, have a voice on matters that could materially impact its future.

15

CUSIP NO. 443628102

Mr. Hibben agreed to arrange a meeting with Waterton in the near term to discuss its concerns with respect to the composition of the Issuer’s Board, and Waterton looks forward to discussing a reconstitution of the Board and presenting highly qualified candidates who possess the skills needed to put the Issuer on the right track towards shareholder value creation.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 261,271,188 Shares outstanding, as of June 30, 2018, which is the total number of Shares outstanding as reported in Exhibit 99.2 to the Issuer’s Report of foreign issuer on Form 6-K filed with the Securities and Exchange Commission on August 1, 2018.

A.	Waterton Mining LP
(a)	As of the close of business on October 16, 2018, Waterton Mining LP beneficially owned 9,187,584 Shares.

Percentage: Approximately 3.5%

16

CUSIP NO. 443628102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,187,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,187,584

(c)	The transactions in the Shares by Waterton Mining LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Waterton Fund II
(a)	As of the close of business on October 16, 2018, Waterton Fund II beneficially owned 9,187,586 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,187,586
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,187,586

(c)	The transactions in the Shares by Waterton Fund II during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Waterton Mining GP
(a)	Waterton Mining GP, as the general partner of Waterton Mining LP may be deemed the beneficial owner of the 9,187,584 Shares owned by Waterton Mining LP.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,187,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,187,584

(c)	Waterton Mining GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Waterton Mining LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	WGRM LP
(a)	WGRM LP, as the general partner of Waterton Fund II, may be deemed the beneficial owner of the 9,187,586 Shares owned by Waterton Fund II.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,187,586
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,187,586

17

CUSIP NO. 443628102

(c)	WGRM LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Waterton Fund II during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	WGRM Corp.
(a)	WGRM Corp., as the general partner of WGRM LP may be deemed the beneficial owner of the 9,187,586 Shares owned by Waterton Fund II.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,187,586
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,187,586

(c)	WGRM Corp. has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Waterton Fund II during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	WGRM Inc.
(a)	WGRM Inc., as the investment adviser to each of Waterton Mining LP and Waterton Fund II, may be deemed the beneficial owner of the (i) 9,187,584 Shares owned by Waterton Mining LP and (ii) 9,187,586 Shares owned by Waterton Fund II.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,375,170
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,375,170

(c)	WGRM Inc. has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon
(a)	Each of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon, as a senior executive of WGRM Inc., may be deemed the beneficial owner of the (i) 9,187,584 Shares owned by Waterton Mining LP and (ii) 9,187,586 Shares owned by Waterton Fund II.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,375,170
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,375,170

18

CUSIP NO. 443628102

(c)	None of Messrs. Elishis, Schoor, Toor and Wells and Ms. Brandon has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Waterton Mining LP and Waterton Fund II during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 17, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Waterton Mining Parallel Fund Offshore Master, LP, Waterton Precious Metals Fund II Cayman, LP, Waterton Mining Parallel Fund Offshore GP Corp., Waterton Global Resource Management, LP, Waterton Global Resource Management Cayman Corp., Waterton Global Resource Management, Inc., Cheryl Brandon, Isser Elishis, Kalman Schoor, Kanwaljit Toor and Richard J. Wells, dated October 17, 2018.

19

CUSIP NO. 443628102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2018

WATERTON MINING PARALLEL FUND OFFSHORE MASTER, LP

By:	Waterton Mining Parallel Fund Offshore GP Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Precious Metals Fund II Cayman, LP

By:	Waterton Global Resource Management, LP, its general partner
By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Mining Parallel Fund Offshore GP Corp.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

Waterton Global Resource Management, LP

By:	Waterton Global Resource Management Cayman Corp., its general partner

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

20

CUSIP NO. 443628102

Waterton Global Resource Management Cayman Corp.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

By:	/s/ Richard J. Wells
	Name:	Richard J. Wells
	Title:	Chief Financial Officer

/s/ Cheryl Brandon
Cheryl Brandon

/s/ Isser Elishis
Isser Elishis

/s/ Kalman Schoor
Kalman Schoor

/s/ Kanwaljit Toor
Kanwaljit Toor

/s/ Richard J. Wells
Richard J. Wells

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CUSIP NO. 443628102

SCHEDULE A

Directors and Officers of Waterton Global Resource Management Cayman Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Cheryl Brandon Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

Isser Elishis Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	United States of America

Kanwaljit Toor Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

Richard J. Wells Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

Kalman Schoor Director	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	United States of America

James Hennessy Director	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	United States of America

Directors and Officers of Waterton Mining Parallel Fund Offshore GP Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Cheryl Brandon Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

Isser Elishis Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	United States of America

CUSIP NO. 443628102

Kanwaljit Toor Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

Richard J. Wells Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

Kalman Schoor Director	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	United States of America

James Hennessy Director	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	United States of America

Directors and Officers of Waterton Global Resource Management, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Cheryl Brandon Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

Isser Elishis Officer and Director	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	United States of America

Kalman Schoor Officer	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	United States of America

Kanwaljit Toor Officer and Director	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

Richard J. Wells Officer and Director	Senior executive of Waterton Global Resource Management, Inc.	Commerce Court West, 199 Bay Street, Suite 5050 Toronto, Ontario M5L 1E2 Canada	Canada

CUSIP NO. 443628102

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price (C$)*	Date of Purchase/Sale

Waterton Mining Parallel Fund Offshore Master, LP

Purchase of Common Shares	130,815	6.0487	08/16/2018
Purchase of Common Shares	154,450	6.0459	08/17/2018
Purchase of Common Shares	50,650	6.2287	08/21/2018
Purchase of Common Shares	4,300	6.2433	08/22/2018
Purchase of Common Shares	62,200	6.2284	08/23/2018
Purchase of Common Shares	65,000	6.4397	08/28/2018
Purchase of Common Shares	1,550	6.4000	08/29/2018
Purchase of Common Shares	76,850	6.2725	08/30/2018
Purchase of Common Shares	106,150	6.1428	08/31/2018
Purchase of Common Shares	150,000	5.8376	09/04/2018
Purchase of Common Shares	51,000	5.9813	09/05/2018
Purchase of Common Shares	158,550	5.7645	09/06/2018
Purchase of Common Shares	51,330	5.5615	09/07/2018
Purchase of Common Shares	42,850	5.6429	09/10/2018
Purchase of Common Shares	75,750	5.5666	09/11/2018
Purchase of Common Shares	33,550	5.5527	09/12/2018
Purchase of Common Shares	51,250	5.7344	09/13/2018
Purchase of Common Shares	34,150	5.9910	09/17/2018
Purchase of Common Shares	184,750	6.6875	09/20/2018
Purchase of Common Shares	6,400	6.3470	09/24/2018
Purchase of Common Shares	3,500	6.3499	09/25/2018
Purchase of Common Shares	254,198	6.1267	10/09/2018
Purchase of Common Shares	868,980	6.1547	10/10/2018
Purchase of Common Shares	525,000	6.1353	10/11/2018
Purchase of Common Shares	263,700	6.0927	10/12/2018
Purchase of Common Shares	318,263	6.2258	10/15/2018
Purchase of Common Shares	700,000	6.2052	10/16/2018

CUSIP NO. 443628102

Waterton Precious Metals Fund II Cayman, LP

Purchase of Common Shares	130,815	6.0487	08/16/2018
Purchase of Common Shares	154,450	6.0459	08/17/2018
Purchase of Common Shares	50,650	6.2287	08/21/2018
Purchase of Common Shares	4,300	6.2433	08/22/2018
Purchase of Common Shares	62,200	6.2284	08/23/2018
Purchase of Common Shares	65,000	6.4397	08/28/2018
Purchase of Common Shares	1,550	6.4000	08/29/2018
Purchase of Common Shares	76,850	6.2725	08/30/2018
Purchase of Common Shares	106,150	6.1428	08/31/2018
Purchase of Common Shares	150,000	5.8376	09/04/2018
Purchase of Common Shares	51,000	5.9813	09/05/2018
Purchase of Common Shares	158,550	5.7645	09/06/2018
Purchase of Common Shares	51,330	5.5615	09/07/2018
Purchase of Common Shares	42,850	5.6429	09/10/2018
Purchase of Common Shares	75,750	5.5666	09/11/2018
Purchase of Common Shares	33,550	5.5527	09/12/2018
Purchase of Common Shares	51,250	5.7344	09/13/2018
Purchase of Common Shares	34,150	5.9910	09/17/2018
Purchase of Common Shares	184,750	6.6875	09/20/2018
Purchase of Common Shares	6,400	6.3470	09/24/2018
Purchase of Common Shares	3,500	6.3499	09/25/2018
Purchase of Common Shares	254,198	6.1267	10/09/2018
Purchase of Common Shares	868,981	6.1547	10/10/2018
Purchase of Common Shares	525,000	6.1353	10/11/2018
Purchase of Common Shares	263,700	6.0927	10/12/2018
Purchase of Common Shares	318,264	6.2258	10/15/2018
Purchase of Common Shares	700,000	6.2052	10/16/2018

* The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from C$5.46 to C$6.81. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth herein.